SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Blondel So King Tak Chief Operating Officer Genting Hong Kong Limited c/o Suite 1501, Ocean Centre 5 Canton Road Kowloon, Hong Kong, People’s Republic of China +852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,969,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,969,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,969,334 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*
The calculation is based on a total of 204,014,702 Ordinary Shares (as defined herein) outstanding as of July 26, 2013 as reported in the Final Prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 12, 2013.

CUSIP No. G66721 10 4	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,969,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,969,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,969,334 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*	The calculation is based on a total of 204,014,702 Ordinary Shares outstanding as of July 26, 2013 as reported in the Final Prospectus filed by the Issuer with the Commission on August 12, 2013.

.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK”) with respect to the Ordinary Shares of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and fourth paragraphs of Item 2 of the Original Schedule 13D in its entirety as follows:

“Star NCLC, a wholly-owned subsidiary of Genting HK, is the record owner of an aggregate of 76,969,334 Ordinary Shares (the “Genting Shares”).  The Ordinary Shares reported as beneficially owned by each Reporting Person include only those Ordinary Shares over which such person may be deemed to have voting or dispositive power.”

“As of July 26, 2013, the principal shareholders of Genting HK are: Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust – 45.19%, and Genting Malysia Berhad (“GENM”) – 18.36%.  GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited (formerly known as IFG International Trust Company Limited), as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”).  GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd, as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest. As a result, an aggregate of 63.55% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of July 26, 2013.”

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the paragraph titled “General”:

“Resale Offering

Pursuant to the Shareholders Agreement, on July 30, 2013, the Issuer filed a registration statement on Form S-1 (File No. 333-190258) (the “Resale Registration Statement”) to register 23,000,000 Ordinary Shares for resale by the Shareholders (the “Resale Offering”).

On August 8, 2013, the Issuer and the Shareholders entered into an underwriting agreement (the “Resale Offering Underwriting Agreement”) with UBS Securities LLC and Barclays Capital Inc. as Managing Underwriters and representatives of the underwriters named therein (the “Resale Offering Underwriters”), pursuant to which, among other things, Star NCLC agreed to sell, and the Resale Offering Underwriters agreed to purchase, 10,000,000 Ordinary Shares at a price of $28.78313 per Ordinary Share, which represents the public offering price of $29.75 per Ordinary Share less the Resale Offering Underwriters’ discount of $0.96687 per Ordinary Share.  Star NCLC also granted the Resale Offering Underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional Ordinary Shares on the same terms.

On August 9, 2013, the Resale Offering Underwriters exercised in full their option to purchase up to an aggregate of 1,500,000 additional Ordinary Shares from Star NCLC.

The Resale Offering closed on August 14, 2013.

Resale Offering Lock-Up Agreement

In connection with the Resale Offering, Star NCLC agreed pursuant to a lock-up agreement (the “Resale Offering Lock-Up Agreement”), subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and continuing for 60 days after the date of the Resale Offering Underwriting Agreement (such period, the “Resale Offering Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Resale Offering Lock-Up Period will be automatically extended if (i) during the last 17 days of the Resale Offering Lock-Up Period the Issuer issues an earnings release or announces material news or a material event or (ii) prior to the expiration of the Resale Offering Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period following the last day of the Resale Offering Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless the underwriters agree to waive such extension.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement and the Resale Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement and the Resale Offering Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates paragraphs 2 and 3 of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure assumes that there are 204,014,702 Ordinary Shares outstanding as of July 26, 2013 as reported in the Final Prospectus filed by the Issuer with the Commission on August 12, 2013.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 76,969,334 Ordinary Shares of the Issuer, which constitutes approximately 37.7% of the outstanding Ordinary Shares of the Issuer.”

Item 7. Material to Be Filed as Exhibits

1.
Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2.
Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3.
Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4.
Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013) (the “Resale Offering Underwriting Agreement”).

5.
Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2013

STAR NCLC HOLDINGS LTD.

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Director

GENTING HONG KONG LIMITED

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Chief Operating Officer and Authorized Person

Schedule A-2

Genting Hong Kong Limited – Directors and Executive Officers

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Directors
LIM Kok Thay	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chairman and Chief Executive Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Director and Chief Executive of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270	Executive Chairman of Genting Singapore PLC	Genting Singapore PLC (Investment holding company) 10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270

SMITH Alan Howard	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Deputy Chairman and Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
HEAH Sieu Lay	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
LIM Keong Hui	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Executive Director and Executive Director – Chairman’s Office of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Executive Director and Executive Director – Chairman’s Office of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Non-Executive Director of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Non-Executive Director of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

LAM Wai Hon Ambrose	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
	Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Chief Executive Officer of Investec Capital Asia Limited	Investec Capital Asia Limited (Corporate finance advisory and equities businesses) Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Country Head for China & Hong Kong of Investec Group	Investec Group (Corporate finance advisory, equities businesses and investment) Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	31/F., Top Glory Tower, 262 Gloucester Road, Causeway Bay, Hong Kong	Independent Non-executive Director of China Agri-Industries Holdings Limited	China Agri-Industries Holdings Limited (Production, processing and distribution of agricultural products and related businesses) 31/F., Top Glory Tower, 262 Gloucester Road, Causeway Bay, Hong Kong

Executive Officer
CHUA Ming Huat David	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	President of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian

INDEX TO EXHIBITS

1.
Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2.
Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3.
Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4.
Form of Underwriting Agreement, dated August 8, 2013, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013).

5.
Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters.